FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”)
Suite 501 – 543 Granville Street
Vancouver, BC
V6C 1X8

Item 2 Date of Material Change

State the date of the material change.

January 4, 2019

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

A news release was disseminated on January 4, 2019 to various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4 Summary of Material Change(s)

Further to its announcement on December 21, 2018, that the Company has sold an additional 4,172,358 units of the Company (the “Units”) at a price of $0.78 per Unit for additional gross proceeds of approximately $3,254,439. With the closing of this second tranche today and the first tranche on December 21, 2018, the Company has closed its over-subscribed brokered private placement for aggregate gross proceeds of $6,781,131.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Further to its announcement on December 21, 2018, that the Company has sold an additional 4,172,358 Units of the Company at a price of $0.78 per Unit for additional gross proceeds of approximately $3,254,439. With the closing of this second tranche today and the first tranche on December 21, 2018, the Company has closed its over-subscribed brokered private placement for aggregate gross proceeds of $6,781,131 (the “Offering”).

Each Unit consisted of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share of the Company at a price of C$1.17 for a period of 24 months from closing date of each tranche as applicable (the “Closing”). In the event that the closing price of the Common Shares on the TSX Venture Exchange (“TSXV”) (or other stock exchange) is greater than C$1.50 per common share for a period of 10 consecutive trading days at any time after the Closing, the Company may accelerate the expiry date of the Warrants by written notice (or by way of news release in lieu of written notice) to the holders of the Warrants and in such case the Warrants will expire on the 30th day after the date of such notice.

The Offering was led by Haywood Securities Inc. (“Haywood”), on behalf of a syndicate of agents, including PI Financial Corp. and Canaccord Genuity Corp. (together with Haywood, the “Agents”). In consideration for their services for the Offering, the Company has paid to the Agents a cash commission of $344,185.76 (representing an average cash commission of 5% including a reduced commission on president’s list orders) and delivered to the Agents 441,240 compensation options (the “Compensation Options”). Each Compensation Option will entitle the holder thereof to acquire one Common Share at an exercise price of $0.78 per Common Share for a period of 24 months from the date of issue.

The net proceeds from the Offering will be used to finance royalty and stream acquisitions. All securities issued under the Offering are subject to a four month hold period in Canada, which will expire on (i) April 22, 2019 in respect of securities issued under the first tranche closing on December 21, 2018, and (ii) May 5, 2019 in respect of securities issued under the second tranche closing today. The Offering is subject to final acceptance of the TSXV.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for that reliance.

Not applicable

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brett Heath
President and Chief Executive Officer
Tel: 604-696-0741

Item 9 Date of Report

January 8, 2019